P.E. 2/1/02

02014953

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street
Petach-Tikva, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No X

INTERNET GOLD-GOLDEN LINES LTD.

<u>6-K Items</u>

1. Internet Gold-Golden Lines Ltd. Press Release dated February 14, 2002

ITEM 1

Thursday February 14, 12:29 am Eastern Time

Press Release

SOURCE: Internet Gold

Internet Gold Reports Operating Profit and Positive Cash Flow Turnaround Plan Proved Successful

TEL AVIV, Israel, Feb. 14 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD - news), today reported fourth quarter revenues of NIS 55.85 million (US$ 12.65 million). Total revenues for 2001 were up by 22 percent and reached NIS 221.1 million (US$ 50.07 million) compared with NIS 181.33 million (US$ 41.06 million) in 2000. In the second half of 2001 the Company began to operate on a profitable basis, generating NIS 12.6 million (US $ 2.85 million) of positive cash flow (net increase in cash) compared with negative cash flow of NIS 61.7 million (US $ 13.9 million) in the comparable period last year.

As of December 31, 2001, the Company had 333,000 residential and SOHO subscribers, and in addition 2,764 business subscribers.

Selling and marketing expenses decreased from NIS 26.46 million (US$ 5.99 million) in the fourth quarter of 2000 to NIS 12.07 million (US$ 2.73 million) for the fourth quarter of 2001, and from NIS 87.48 million (US$ 19.81 million) for fiscal 2000 to NIS 63.93 million (US$ 14.48 million) for 2001.

General and administrative expenses decreased from NIS 11.47 million (US$ 2.6 million) for the fourth quarter of 2000 to NIS 8.22 million (US$ 1.86 million) for the fourth quarter of 2001, and from NIS 53.56 million (US$ 12.13 million) in 2000 to NIS 45.19 million (US$ 10.23 million) for 2001.

Operating profit for the fourth quarter reached NIS 1.97 million (US$ 0.45 million) compared to an operating loss of NIS 23.7 million (US$ 5.4 million) for the comparable period in 2000.

EBITDA increased from a negative EBITDA of NIS19.00 million (US$ 4.30 million) in the fourth quarter of 2000 to a positive EBITDA of NIS 6.99 million (US$ 1.58 million) in the fourth quarter of 2001.

Internet Gold's fourth quarter net income was NIS 2.06 million (US$ 0.47 million) or NIS 0.11 (US$ 0.03) per share, compared with a net loss of NIS 21.90 million (US$ 4.96 million) or NIS 1.19 (US$ 0.27) per share for the same quarter last year. This quarterly net income includes one-time special charges of NIS 1.9 million (US$ 0.43 million). Net loss for the year 2001 reached NIS 20.29 million (US$ 4.59 million) or NIS 1.10 (US$ 0.25) per share, compared with a net loss of NIS 77.89 million (US$ 17.64 million) or NIS 4.23 (US$ 0.96) per share in 2000. The above annual net income results include one time special charges of NIS 3.2 million (US$ 0.72 million) relating to the elimination of unprofitable operations.

Internet Gold CEO, Eli Holtzman, said today: ``Last year, was a restructuring and a turn-around year for Internet Gold. Cost savings measures that were taken, proved successful as SG&A costs decreased while our revenues continued to grow and our leading position in the industry remained intact. This allowed us to achieve in the fourth quarter of 2001 both positive cash flow from operations and operating profit for the first time. These results indicate a trend that began in the previous quarter when we reported positive cash flow and net income. As the implementation of our work plan continues, we anticipate quarterly sequential improvement to be noticed in our future financial results."

Mr. Holtzman continued: ``Today's Internet Gold is a very focused business, which consists of three major companies: Internet Gold (access and value added services), MSN Israel - (content/portal services - 50.1% owned by Internet Gold and 49.9% by Microsoft Corp.) and Gold Trade (e-Commerce). In the fourth quarter of 2001, we replaced our e-Commerce business model. Under our new e-Commerce business model sales are commission based and thus, from now on, we expect to realize lower revenues with higher margins and a lower risk level. In addition, Internet Gold no longer holds a controlling interest in Gold Trade as our equity interest has been reduced to less than 50%. Revenue growth in our core ISP business continues as margins improve. We expect the migration of narrowband customers to our broadband services to support future revenue growth while enhancing margins and profitability.

Mr. Holtzman concluded: ``Looking back to 2001, I am gratified by the progress we accomplished in stabilizing our business and achieving profitability. Looking forward to 2002 and beyond, we will continue to seek growth while keeping tight control on our costs in order to enhance profitability and maximize shareholder value."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel in number of subscribers based on recent surveys. The Company provides a wide array of Internet services tailored to meet the needs of the residential and business subscribers, including all types of Internet access and related value-added services. The Company is a leading portal in Israel through its 50.1% holdings in MSN Israel (Microsoft Corp. 49.9%) and, through Gold-Trade, its e-commerce joint venture, a major e-Commerce provider. The Company provides access through a nationwide and International network, allowing the entire Israeli population to access the Internet.

Additional information about Internet Gold is available at http://www.igld.com/ .

Certain statements made herein that use the words ``estimate," ``project," ``intend," ``expect," ``believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission and its reports filed from time to time with the Securities and Exchange Commission.

Contact: Ms. Idit Azulay, +972-55-399848 or IDITA@co.zahav.net.il

Balance Sheets - Consolidated Internet Gold (in Israeli GAAP)

Adjusted to NIS of December 2001

	Consolidated (unaudited) December 31 2001	Consolidated (audited) December 31 2000 (in thousands)	Consolidated (unaudited) Convenience translation into US Dollars December 31 2001
Current assets			
Cash and cash equivalents	83,859	39,051	18,990
Marketable securities	-	50,543	-
Trade receivables, net	40,360	45,714	9,138
Other receivables	12,151	14,529	2,752
Inventory	7,210	10,329	1,633
Total current assets	143,580	160,166	32,513
Investments			
Investments in investee companies	3,977	5,775	901
Minority interest in a subsidiary			
	11,264	6,140	2,551
Long-term loans	4,331	4,499	981
	19,572	16,414	4,433
Property and equipment, net	44,719	46,766	10,127
Other assets and deferred charges	10,639	17,604	2,409
Total assets	218,510	240,950	49,482

Balance Sheets - Consolidated Internet Gold (in Israeli GAAP)

Adjusted to NIS of December 2001

	Consolidated (unaudited) December 31 2001	Consolidated (audited) December 31 2000 (in thousands)	Consolidated (unaudited) Convenience translation into US Dollars December 31 2001
Liabilities			
Current liabilities			
Short-term bank loans	69,634	59,069	15,769
Accounts payable	35,634	36,594	8,069
Other payables	18,800	24,552	4,257
Total current liabilities	124,068	120,215	28,095

Long-term liabilities			
Long-term loans	14,333	12,405	3,246
Deferred revenues	539	4,522	122
Liability for severance pay, net	3,953	3,311	895
Capital deficiency of a consolidated company which the Company does not intend to bear	(4,593)	-	(1,040)
Total long-term liabilities	14,232	20,238	3,223
Shareholders' equity (deficit)			
Ordinary shares	189	189	43
Additional paid in capital	205,804	205,804	46,604
Accumulated deficit	(125,783)	(105,496)	(28,483)
Total shareholders' equity	80,210	100,497	18,164
Total liabilities and shareholders equity	218,510	240,950	49,482

Statements of Operations - Consolidated (In Israeli GAAP)

Adjusted to NIS of December 2001
(in thousands, except per share data)

	Consolidated Three months ended December 31 2001 (unaudited)	Consolidated Three months ended December 31 2000 (unaudited)
Revenues	55,854	55,271
Costs and expenses:		
Cost of revenues	33,593	41,086
Selling and marketing expenses	12,075	26,462
General and administrative expenses	8,221	11,472
Total costs and expenses	53,889	79,020
Profit (loss) from operations	1,965	(23,749)
Financing income (expenses), net	(96)	614
Other income (expenses), net	(1,590)	12
Net profit (loss) after financing expenses	279	(23,147)
Company's share in net profit (loss) of investee	10	1,400
Minority interest in loss of a subsidiary	1,775	2,646
Net Income (loss)	2,064	(21,901)
Profit (loss) per share		
Net profit (loss) per share	0.11	(1.19)
Weighted average number of shares outstanding (in thousands)	18,432	18,432

	Consolidated	Consolidated	Consolidated Convenience translation into US Dollars
	Year ended December 31 2001 (unaudited)	Year ended December 31 2000 (audited)	Year ended December 31 2001 (unaudited)
Revenues	221,100	181,332	50,068
Costs and expenses:			
Cost of revenues	142,972	123,570	32,376
Selling and marketing expenses	63,930	87,482	14,477
General and administrative expenses	45,188	53,563	10,233
Total costs and expenses	252,090	264,615	57,086
Profit (loss) from operations	(30,990)	(83,283)	(7,018)
Financing income (expenses), net	3,872	2,142	877
Other income (expenses), net	(2,233)	(20)	(506)
Net profit (loss) after financing expenses	(29,351)	(81,161)	(6,647)
Company's share in net profit (loss) of investee	(653)	(2,099)	(148)
Minority interest in loss of a subsidiary	9,717	5,366	2,200
Net Income (loss)	(20,287)	(77,894)	(4,595)
Profit (loss) per share			
Net profit (loss) per share	(1.10)	(4.23)	(0.25)
Weighted average number of shares outstanding (in thousands)	18,432	18,432	18,432

SOURCE: Internet Gold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By /s/Eli Holtzman
Name: Eli Holtzman
Title: Chief Executive Officer

Date: February 14, 2002